Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED JULY 31, 2019

August 7, 2020

RED WHITE & BLOOM BRANDS INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED JULY 31, 2019

TABLE OF CONTENTS

DESCRIPTION	PAGE NO.

GENERAL MATTERS4

DATE OF INFORMATION4

INFORMATION INCORPORATED BY REFERENCE4

CURRENCY 4

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS4

GLOSSARY OF TERMS6

CORPORATE STRUCTURE7

NAME, ADDRESS AND INCORPORATION7

INTERCORPORATE RELATIONSHIPS7

GENERAL DEVELOPMENT OF THE BUSINESS7

THREE YEAR HISTORY8

DESCRIPTION OF THE BUSINESS12

GENERAL  12

COMPETITIVE CONDITIONS14

RISK FACTORS14

DIVIDENDS AND DISTRIBUTIONS25

DESCRIPTION OF CAPITAL STRUCTURE25

GENERAL DESCRIPTION OF CAPITAL STRUCTURE25

CONSTRAINTS29

RATINGS          29

MARKET FOR SECURITIES29

TRADING PRICE AND VOLUME29

PRIOR SALES30

ESCROWED SECURITIES AND SECURITIES SUBJECT  TO CONTRACTUAL RESTRICTION ON TRANSFER32

DIRECTORS AND OFFICERS32

NAME, OCCUPATION AND SECURITY HOLDING32

BOARD COMMITTEES34

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS36

CONFLICTS OF INTEREST37

PROMOTERS37

LEGAL PROCEEDINGS AND REGULATORY ACTIONS37

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS38

TRANSFER AGENT AND REGISTRAR38

MATERIAL CONTRACTS38

INTERESTS OF EXPERTS38

ADDITIONAL INFORMATION39

SCHEDULE "A" – AUDIT COMMITTEE CHARTER

SCHEDULE “B” – STOCK OPTION PLAN

GENERAL MATTERS

Date of Information

In this Annual Information Form (“AIF”), unless the context otherwise requires, the “Company” or “RWB” refers to Red White & Bloom Brands Inc.

This AIF applies to the business activities and operations of the Company for the year ended July 31, 2019, as updated to August 7, 2020. Unless otherwise indicated, the information in this AIF is given as of the date hereof.

Information Incorporated by Reference

Information may be incorporated by reference into an AIF provided the same is concurrently or previously filed under the Company’s profile on the SEDAR. This AIF should be read in conjunction with the following documents, all of which have been previously filed on SEDAR and are hereby incorporated by reference herein:

•the Company’s audited consolidated financial statements and MD&A for the year ended July 31, 2019;

•the Company’s condensed interim consolidated financial statements and MD&A for the six-months ended January 31, 2020;

•The Amended and Restated Business Combination Agreement among the Company, MichiCann and RWB Subco dated March 12, 2020;

•the Company’s listing statement (CSE Form 2A) dated May, 2020 (the “Listing Statement”); and

•all of the Company’s news releases, material change reports and reports of exempt distributions filed during 2019 and subsequent to July 31, 2019; all of which are available under the Company’s profile on SEDAR.

Capitalized terms used but not defined in this AIF will have the meanings assigned to them in the Listing Statement.

Currency

Unless otherwise indicated, all references to “$”in this AIF refer to Canadian dollars.

Cautionary Statement on Forward Looking Statements

The information provided in this AIF, including schedules and information incorporated by reference, may contain “forward-looking statements” about the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements under “Description of Business”.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then-current expectations of the party making the statement and/or assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

•the available funds of the Company and the anticipated use of such funds;

•the availability of financing opportunities, legal and regulatory risks inherent in the legal cannabis industry, risks associated with economic conditions, dependence on management and currency risk; and

•other risks described in this AIF and described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

With respect to forward-looking statements contained in this AIF, assumptions have been made regarding, among other things:

•current legislation in the United States and various States thereof pertaining to the production, distribution, sale and use of medical and recreational cannabis;

•future global economic and financial conditions;

•future prices and demand for cannabis in the U.S. and the supply of cannabis and the production of products derived therefrom;

•development of projects in which the Company invests being on time and on budget; and

•the accuracy and veracity of information and projections sourced from third parties respecting, among other things, future industry conditions and demand for cannabis.

Consequently, all forward-looking statements made in this AIF and other documents of the Company are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects to the Company.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Company and/or persons acting on its behalf may issue. The Company undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See “Description of the Business – Risk Factors”.

GLOSSARY OF TERMS

“Audit Committee” means the audit committee of RWB;

“cannabis” has the meaning given to such term in the Cannabis Act;

“Cannabis Act” means the Cannabis Act, S.C. 2018, c. 16, and its regulations;

“CBD” means cannabidiol;

"CEO" means Chief Executive Officer;

"CFO" means Chief Financial Officer;

“Common Shares” means the common shares in capital of RWB;

“Company” means Red White & Bloom Inc. or “RWB”;

“CSE” means the Canadian Securities Exchange;

“MD&A means management’s discussion and analysis;

“MichiCann” means MichiCann Medical Inc.;

"OTC" means over-the-counter market;

“Preferred Shares” means the preferred shares in the capital of RWB;

"RWB" means Red White & Bloom Inc.;

“RWB Subco” means 2690229 Ontario Inc.;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Series I Preferred Shares” means the series I convertible preferred shares in the capital of RWB;

“Series II Preferred Shares” means the series II convertible preferred shares in the capital of RWB;

“Special Warrants” means special warrants of RWB;

“Stock Option Plan” means the 10% rolling stock option plan of RWB;

"Stock Options" means incentive stock options to purchase shares of RWB;

"US" or "U.S." means the United States of America;

“VWAP” means the volume-weighted average price; and

"Warrants" means warrants to purchase Common Shares;

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the laws of British Columbia on March 12, 1980 as Treminco Resources Ltd. On February 19, 1999, the Company changed its name to Elkhorn Gold Mining Corporation; on October 12, 2011, the Company changed its name to Tulloch Resources Ltd.; on July 18, 2017, the Company changes its name to Tidal Royalty Corp.; and effective April 24, 2020, the Company changed its name to Red White & Bloom Inc.

The Company’s head office and registered and records office is located at Suite 810 - 798 West Pender Street, Vancouver, British Columbia, Canada, V6C 1H2. RWB’s corporate website is https://redwhitebloom.com. The information contained on the Company’s website is not incorporated by reference into this AIF.

The Company trades on the CSE under the symbol “RWB”. The Company also trades on the OTC Pink Sheets under the symbol “RWBYF”.

Intercorporate Relationships

The following chart illustrates, as at the date of this AIF, the Company’s material subsidiaries, the percentage of voting securities of each that are held by RWB either directly or indirectly, and their respective jurisdictions of incorporation, continuance, formation or organization.

Subsidiary Name	Ownership by RWB	Jurisdiction of Incorporation
RLTY USA Corp.	100%	Delaware
RLTY Beverage 1 LLC	100%	Delaware
RLTY Development MA 1 LLC	100%	Delaware
RLTY Development NV 1 LLC	100%	Delaware
RLTY Service LLC	100%	Delaware
RLTY Development FLA 1 LLC	100%	Delaware
RLTY Development FLA 2 LLC	100%	Delaware
RLTY Development CA 1 LLC	100%	Delaware
Development Springfield LLC	100%	Massachusetts
Development Orange LLC	100%	Massachusetts
Michicann Medical Inc.	100%	Michigan
Mid-American Growers, Inc.	100%	Delaware
RWB Illinois, Inc.	100%	Illinois
RWB Licensing Inc.	100%	British Columbia

GENERAL DEVELOPMENT OF THE BUSINESS

Between 1985 and 2000, the Company was involved in mineral exploration and was listed initially on the Vancouver Stock Exchange (as it was then known) and subsequently on the Toronto Stock Exchange (the “TSE”). On September 4, 2001, the Company’s shares were delisted from the TSE for failure to meet the continued listing requirements of the TSE. Cease trade orders were imposed on the Company by the British Columbia and Ontario Securities Commissions (the “Commissions”) on January 3, 2002 and January 11, 2002, respectively. Between April 2001 and July 2010, the Company was inactive and did not carry on any business. On October 11, 2011, the Company changed its name to the Tulloch Resources Ltd.

On January 16, 2012, the Commissions issued revocation orders in respect to the prior cease trade orders. Between 2012 and 2016, the Company undertook three equity financings, raising an aggregate of $125,000, through distributions of Common Shares for purposes of paying expenses involved in searching for new business opportunities, and general and administrative costs. From 2014 to 2017, the Company identified and reviewed a number of potential opportunities but did not proceed with any project. Essentially the Company was inactive from 2001 to 2017.

Three Year History

Year Ended July 31, 2017

In July 2017, the Company changed its business to become an investment company with a focus on the U.S. legal cannabis industry. In order to make this change the Company:

1.retained new management with a track record in the U.S. legal cannabis industry and of acquiring and divesting in arm’s-length enterprises;

2.changed its name from Tulloch Resources Ltd. to Tidal Royalty Corp;

3.consolidated its common shares on a three (3) old for one (1) new basis;

4.considered and created a clearly defined investment policy;

5.received shareholders’ approval to the change of the Company’s business from mineral exploration to that of an investment company;

6.raised gross proceeds of $6,459,000 pursuant to a non-brokered private placement of 129,180,000 Special Warrants at $0.05 per Special Warrant;

7.commenced trading of its Common Shares on the CSE under the symbol “RLTY”;

8.raised gross proceeds of $2,000,000 pursuant to a subsequent non-brokered private placement of 40,000,000 Preferred Share units at $0.05 per unit; and

9.raised gross proceeds of $31,137,159 pursuant to a subsequent non-brokered private placement of 94,355,027 Common Shares at $0.33 per share.

Year Ended July 31, 2018

On February 8, 2018, March 1, 2018 and April 30, 2018, the Company issued 59,370,000, 57,120,000 and 10,090,000 Special Warrants respectively, in connection with a non-brokered financing at a price of $0.05 per Special Warrant for aggregate proceeds of $6,329,000. The Special Warrants converted to units four months from the date of issue. In connection with the non-brokered financing, the Company also issued 3,757,000, 5,292,000 and 1,220,000 finder’s Special Warrants, respectively.

On June 12, 2018, the Company issued 91,387,756 Common Shares in connection with a non-brokered private placement at a price of $0.33 per share for aggregate gross proceeds of $30,157,960. The Company also issued 5,159,765 finders’ Warrants that entitled the holder thereof to acquire one Common Share in the capital of the Company per Warrant at $0.33 for a period of two years from issuance; and paid cash finder’s fees in the amount of $1,742,302 to arm’s length parties.

Year Ended July 31, 2019

On August 31, 2018, the Company executed a definitive agreement with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to finance the expansion of TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) into Massachusetts. Diem is an experienced licensed operator in the highly-competitive Oregon market. Pursuant to the agreement, the Company will provide Diem with up to USD$12.5 million over three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”) in Massachusetts (the “Diem Financing”). The Diem Financing will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to the Site and Dispensaries. Wholly owned subsidiaries of the Company, RLTY Development Springfield LLC and RLTY Development Orange LLC have acquired title to the real property purchased in respect of the Site and Dispensaries acquisitions and will enter into leases with TDMA (or its nominee) with respect to their operation.

On November 5, 2018, the Company entered into a binding letter of intent with Lighthouse Strategies LLC (“Lighthouse”) to make subscription, by way of private placement, for USD$5,000,000 of Lighthouse’s Series A membership units.

Lighthouse is a finance, research & technology, and portfolio management company. It operates 11 companies and 150,000 square feet of real estate under management serving both traditional and regulated markets, including vertically integrated cannabis assets licensed in California and Nevada. Lighthouse is renowned for developing the world’s first non-alcoholic cannabis-infused craft beer and liquor brand. Cannabiniers, a Lighthouse company, debuted Two Roots Brewing Co. in Las Vegas, Nevada earlier this year.

On November 15, 2018, the Company purchased $3 million of units (the “FLRish Units”) of FLRish, Inc. (“FLRish”), the parent company of Harborside Inc. (“Harborside”) and entered into a non-binding memorandum of understanding (“MOU”) with Harborside to provide royalty financing to prospective “Harborside” brand dispensary operators. There has been no progress on the MOU as of the date of this AIF. Each FLRish Unit is comprised of (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a going public transaction). Pursuant to the terms of the MOU, the Company has agreed to provide up to USD$10 million in royalty financing to prospective dispensary operators licensing the “Harborside” brand. Each potential dispensary financing transaction will be assessed by the Company on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Company and the consummation of definitive documentation with the prospective dispensary operator.

On December 1, 2018 Lighthouse entered into a Financing Fee Agreement with RLTY Beverage 1 LLC (the “Financing Fee Agreement”). Pursuant to the Financing Fee Agreement, RWB is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co. and Creative Waters Beverage Company. Financing fees accumulated at 1% of net sales until December 1, 2019, at which point RWB may choose to receive such fees in cash or Series A membership units of Lighthouse at USD$2.11 per unit. Thereafter, financing fees are payable quarterly in cash. The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering).

On February 25, 2019, the Company advanced $15,000,000 to MichiCann pursuant to a senior secured convertible debenture which was amended on August 28, 2019 pursuant to a first amending agreement (the “First Amending Agreement”), September 11, 2019 pursuant to a second amending agreement (the “Second Amending Agreement”) and March 12, 2020 pursuant to a third amending agreement (the “Third Amending Agreement”) (together, the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of default by MichiCann and matures on April 30, 2020 (the “Maturity Date”). The MichiCann Debenture is secured by way of a security interest against the personal property of MichiCann which security interest is subordinated to the security interest held by Bridging Finance Inc. (“Bridging”). On August 28, 2019, the Company advanced MichiCann an additional USD$2,000,000 pursuant to the First Amending Agreement and on March 12, 2020, an additional USD$500,000 pursuant to the Third Amending Agreement to fund MichiCann working capital.

The Michicann Debenture is secured against the assets of MichiCann pursuant to a general security and pledge agreement dated February 25, 2019 which security interests have been subordinated behind the security interest held by Bridging.

On May 8, 2019, the Company entered into a business combination agreement with RWB Subco and MichiCann, as amended and restated on March 12, 2020, (the “Business Combination Agreement”), which set out the terms for the reverse take-over of the Company by MichiCann by way of an amalgamation and related transactions.

In June 2019, Harborside (formerly Lineage Grow Company Ltd.) completed its previously announced reverse takeover of FLRish (doing business as Harborside), pursuant to the terms of a merger agreement dated February 8, 2019, as amended on April 17, 2019, among the company, FLRish and Lineage Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of the company. The reverse takeover was completed by way of a three-cornered merger, whereby FLRish merged with Merger Sub to form a merged corporation and a wholly owned subsidiary of the company.

Immediately prior to the reverse takeover taking effect, the company: (i) consolidated its common shares on the basis of approximately 41.82 common shares into one new common share; (ii) changed its name to Harborside Inc.; (iii) reclassified the post-consolidation common shares as subordinate voting shares; and (iv) created a new class of multiple voting shares. On closing, the shareholders of FLRish received multiple voting shares, subordinate voting shares or a combination thereof for each share of FLRish outstanding immediately prior to completion of the reverse takeover.

Subsequent to July 31, 2019

On March 12, 2020, the Company entered in the Amended and Restated Business Combination Agreement with RWB Subco and Michicann and entered into a third amending agreement with MichiCann to, among other things, extend the Maturity Date of the MichiCann Debenture to April 30, 2020.

On April 24, 2020, the Company closed the Amended and Restated Business Combination Agreement with RWB Subco and Michicann, consolidated its Common Shares of a 16:1 basis and changed its name to Red White & Bloom Brands Inc.

June 4, 2020, the Company entered into a definitive agreement to acquire the licensing rights for the branding of High Times® dispensaries and High Times cannabis-based CBD and tetrahydrocannabinol (THC) products in the

States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture® brand. Under the terms of the agreement, RWB will acquire the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. RWB plans to sub-license to its investee in Michigan for its 18 planned and operational dispensaries, to be rebranded as High Times stores and allow the investee to create and sell cannabis derived products both within their own locations as well as to third parties in Michigan. The agreement includes RWB securing the rights from HT Retail Licensing, LLC (“HT”) to Culture® for the branding of CBD and whole hemp flower products nationally in the United States. Initial plans are to grow and manufacture these best-in-class products from its massive 3.6 million square foot facility in Illinois.

Immediately prior to the entering into of the definitive agreement, 1251881 B.C. Ltd. (“Newco”) entered into: (i) a retail license agreement with HT whereby Newco was granted the right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby Newco was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands. RWB entered into an acquisition agreement with HT, as licensor to Newco, and 1252240 B.C. Ltd. (the “Seller”), to acquire Newco, a wholly-owned subsidiary of the Seller.

On June 5, 2020, the Company resumed trading on the CSE under the new symbol “CSE: RWB” on a post-consolidation basis of 16:1.

On June 10, 2020, the Company closed the definitive agreement with High Times® by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034 B.C. Ltd. (“Subco”), a newly formed wholly-owned British Columbia subsidiary of RWB, amalgamated with Newco in exchange for 13,500,000 Common Shares issued at a deemed price of CDN$1.50 per share. The Company also issued one Special Warrant to Subco that is exercisable into 4,500,000 additional Common Shares in certain circumstances. The Company also paid a finder’s to an arm’s length finder in connection with the closing of the transaction.

On June 30, 2020, the Company entered into a debt settlement subscription agreement an arm-length investor (the “Investor”) to settle outstanding advances made in the amount of CDN$5,848,000 incurred pursuant to advances made by the Investor to PharmaCo, Inc. (“PharmaCo”), in consideration for the issuance of 2,339,200 units issued at a deemed price of $2.50 per unit. Each unit shall consist of one Common Share and one Series II Preferred Share. Each Series II Preferred Share shall be convertible, in accordance with the formula as set out in the terms in the Company’s Articles, at any time or times on or after November 24, 2020 and before April 24, 2022. Any Series II Preferred Shares outstanding on April 24, 2022 shall automatically convert into fully paid and non-assessable Common Shares without requiring any further action.

On July 22, 2020, the Company signed a binding letter of intent (the “Platinum LOI”) to acquire a group of California-based companies operating under the name Platinum Vape (“Platinum Vape” or “Platinum”). Under the terms of the Platinum LOI, RWB and the securityholders of Platinum Vape will enter into a definitive agreement pursuant to which RWB will acquire all of the ownership interests in Platinum Vape and Platinum Vape will become a wholly owned subsidiary of RWB in exchange for a total cash payment of USD$35 million, consisting of USD$7 million in cash payable at closing, a further USD$13 million in cash payable within 120 days of closing and a USD$15 million convertible note, only convertible after 12 months, payable on the third anniversary of closing. Additionally, the selling securityholders of Platinum Vape will be entitled to receive up to a further USD$25 million on the first anniversary of closing, contingent on Platinum Vape achieving certain financial milestones.

On July 27, 2020, the Company provided notice to PharmaCo, of its intent to exercise the Company’s right to acquire 100% of PharmaCo. RWB, through its wholly owned subsidiary MichiCann, has provided financing to

PharmaCo since late 2018 and has had the right to exercise an option to acquire PharmaCo, which was negotiated as part of its financing. The Company, having now provided notice of its intent to exercise the right to acquire PharmaCo, submitted its change of ownership application with the Michigan Regulatory Agency to take over ownership of PharmaCo. The all-share remuneration under the call option allows the Company to acquire PharmaCo in exchange for 37 million units of the Company, subject to certain adjustments and regulatory approvals. Each Unit shall consist of one Common Share and one Series II Preferred Share. Each Series II Preferred Share shall be convertible, in accordance with the formula as set out in the terms in the Company’s Articles, at any time or times on or after November 24, 2020 and before April 24, 2022. Any Series II Preferred Shares outstanding on April 24, 2022 shall automatically convert into fully paid and non-assessable Common Shares without requiring any further action.

DESCRIPTION OF THE BUSINESS

General

The Company is a publicly traded company with a focus on investing and financing in businesses that pertain in any way to cannabis which are carried out in compliance with applicable U.S. state laws (“legal cannabis industry”). The Company anticipates entering into financing arrangements involving royalties, debt and other forms of investments / acquisitions in private and public companies in the US legal cannabis industry. It is anticipated that the Company will predominately focus its investments, with the strength of its world‐class team, on the major markets in the United States, including Michigan, Illinois, California, Massachusetts and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

The Company’s business objective is to provide capital solutions to companies in the legal cannabis industry with large-scale potential and a highly-skilled and experienced management team across multiple industry verticals, including cultivation, processing and distribution. The Company is actively pursuing opportunities to provide expansion capital to licensed, qualified operators across multiple industry verticals including cultivation, processing and distribution.

Composition of Investment Portfolio

The nature and timing of the Company’s investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company. The Company expects its investment activities will be primarily focused on enterprises located in the United States, although investments may extend globally (including the purchase of securities listed on foreign stock exchanges). The Company expects to invest solely in cannabis sector. The Company believes that any risk of limited diversification may be mitigated by closely monitoring its investments. The actual composition of the Company’s investment portfolio will vary over time depending on its assessment of a number of factors, including the performance of U.S. cannabis markets and credit risk.

The Company’s current portfolio companies are Diem, Harborside and Lighthouse, the financing transactions in respect of each are described in the Listing Statement posted on SEDAR on June 2, 2020.

Investment Objectives

The principal investment objectives of the Company are as follows:

•to seek high return investment opportunities by providing project-specific financing to public and private companies through a range of investment instruments;

•to identify early stage opportunities with attractive risk/reward ratios;

•to preserve its capital and limit the downside risk of its capital;

•to achieve a reasonable rate of capital appreciation;

•to minimize the risk associated with investments by obtaining appropriate security, where possible; and

•to generate predictable cash-flow.

The Company’s investment objectives, investment strategy and investment restrictions may be amended from time to time on the recommendation of senior management and approval by the board of directors of the Company. The Company does not anticipate the declaration of dividends to shareholders at this time and plans to re-invest the profits of its investments to further the growth and development of the Company’s investment portfolio.

Investment Strategy

To achieve the objectives as stated above, while mitigating risk, the Company, when appropriate, shall employ the following disciplines:

•The Company will obtain detailed knowledge of the relevant business in which the investment will be made, as well as the target company (“Investee”).

•The Company will seek to retain management or consultants having specific industry expertise within the industry or sector in which an investment is contemplated or has been made.

•The Company will work closely with the Investee’s management and board, and in some cases, assist in sourcing experienced and qualified persons to add to the board and/or management of the Investee. In certain circumstances, a representative of the Company may be appointed to an Investee’s board of directors.

•Investments may include:

oequity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants and options, royalties, streaming investments, net profit interests and other hybrid instruments;

oacquisitions, partnership interests, or joint venture interests with Investees;

oacquisition of a business or its assets, directly or via a wholly owned subsidiary, and subsequent managing or assisting in developing the underlying business;

ocapital investment in private companies, and assistance in moving them to an acquisition or merger transaction with a larger company or to the public stage through initial public offering, reverse takeover or other liquidity event;

oearly stage equity investments in public companies believed to have favourable management and business; and

owhere appropriate, acting as a third-party advisor for opportunities in target or other companies, in exchange for a fee.

•The Company will have flexibility on the return sought, while seeking to recapture its capital within a reasonable period following the initial investment(s).

•The Company will seek to maintain the ability to actively review and monitor all of its investments on an ongoing basis. Investees will be required to provide continuous disclosure of operations and financial status. From time to time, the Company may insist on board or management representation on Investees.

•The Company will continually seek liquidity opportunities for its investments, with a view to optimizing the return on its investment; recognizing that no two investments will be alike in terms of the duration held or the best means of exiting an investment.

•The Company may acquire interests in Investees within the framework of the above guidelines, which from time to time may result in the Company holding a control or complete ownership position in an Investee.

•The Company may utilize the services of both independent organizations and securities dealers to gain additional information on target investments where appropriate.

Notwithstanding the foregoing, from time to time, the board of directors may authorize such investments outside of these disciplines as it sees fit for the benefit of the Company and its shareholders.

Competitive Conditions

As an investment company, the Company is well positioned to participate in the rapid evolution of the cannabis industry through its ability to finance many segments of the industry. The Company plans to be heavily diversified in the various industry assets, providing it with the adaptability required to thrive in this dynamic and fast-changing industry.

Within the short period of legal adult use, these increasing cannabis sales and further steps toward industry regulation and legalization have prompted a push toward increasingly bigger waves of investment and innovation in the cannabis industry. There is also a strong opportunity for products, brands, research, and related services that will complement the cannabis market. The Company seeks to leverage its operational expertise, industry knowledge, and diverse assets to capitalize on the so-called “green-rush” in a regulated marijuana industry. Medical marijuana opportunities are becoming increasingly available as new jurisdictions move towards establishing new or improved medical marijuana systems. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

Despite the fast growing market for legalized cannabis in both Canada and the U.S., there remains a significant lack of traditional sources of bank lending or venture and private equity capital, as well as an absence of traditional management expertise and advisory services. This is primarily because of the regulatory and legal challenges that cannabis continues to pose in both Canada and the United States. In addition to the problems posed by scarcity of capital, many holders of cannabis licenses lack traditional business experience and skills and desire value added capital that can add to the skill and experience of their management team. The Company is looking to fill this market gap by providing both capital and operational expertise.

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition and results of operations may suffer significantly.

Risks Relating to an Investment in our Common Shares

We have no source of operating revenue and it is likely we will operate at a loss until we are able to realize cash flow from our financings.

We may require additional financing in order to fund our businesses or business expansion. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of Common Shares from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our businesses at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

We may issue a substantial number of our Common Shares without investor approval to raise additional financing and we may consolidate the current outstanding Common Shares.

Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in us and further dilute the value of the investor’s investment.

The market price of our Common Shares may experience significant volatility.

Factors such as announcements of quarterly variations in operating results, revenues, costs, changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general, announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or performance or relating to the industry in general, announcements of acquisitions or consolidations involving our portfolio companies, competitors or among the industry in general, as well as market conditions in the cannabis industry, such as regulatory developments, may have a significant impact on the market price of our Common Shares. Global stock markets and the CSE in particular have, from time to time, experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. Common Share prices for many companies in our sector have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will be sustained for our Common Shares.

We do not anticipate that any dividends will be paid on our Common Shares in the foreseeable future.

We anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their Common Shares, and shareholders may not be able to sell their Common Shares on favourable terms or at all.

The Company has a limited operating history with respect to financings in the U.S. cannabis sector, which can make it difficult for investors to evaluate the Company’s operations and prospects and may increase the risks associated with investment in the Company.

The Company has a history of negative cash flow and losses that is not expected to change in the short term. Financings may not begin generating cash flow to the Company for several years following any financing.

The Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company.

Currently, the U.S. cannabis industry generally is comprised of individuals and small to medium-sized entities. However, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of certain aspects of the industry. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use marijuana industry. While the trend in connection with most state laws and regulations may deter this type of takeover, this industry remains quite nascent, and therefore faces many unknown future developments, which in itself is a risk.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. The Company may not have sufficient resources to remain competitive, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Indebtedness could have a number of adverse impacts on the Company, including reducing the availability of cash flows to fund working capital and capital expenses.

Any indebtedness of the Company could have significant consequences on the Company, including: increase the Company’s vulnerability to general adverse economic and industry conditions; require the Company to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have greater financial resources; and limit the Company’s ability to complete fundamental corporate changes or transactions or to declare or pay dividends.

The Company’s revenues and expenses may be negatively impacted by fluctuations in currency.

The Company’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Related to the Cannabis Industry

While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

More than half of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult-use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 (“CSA”), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4.2 – Market Information, Trends, Commitments, Events and Uncertainties” of the Company’s Listing Application.

The funding of businesses in the cannabis industry may expose us to potential criminal liability.

While we do not intend to harvest, distribute or sell cannabis, the funding of businesses in the medical and adult-use cannabis industry could be deemed to be participating in marijuana cultivation, which remains illegal under federal law pursuant to the CSA and exposes us to potential criminal liability, with the additional risk that our properties, or those of our portfolio companies, could be subject to civil forfeiture proceedings. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4.2 - Market Information, Trends, Commitments, Events and Uncertainties” of the Company’s Listing Application.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of the Company in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis related businesses in the U.S. are subject to a higher degree of uncertainty and risk. Such risks are difficult to predict. For instance, it is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

Unless and until the U.S. federal government amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendment there can be no assurance), there can be no assurance that it will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Such potential proceedings could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens; or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company. The regulatory uncertainties make identifying the new risks applicable to the Company and its business and the assessment of the impact of those risks on the Company and its business extremely difficult.

The U.S. cannabis industry is subject to extensive controls and regulations, which impose significant costs on the Company and its portfolio companies and may affect the financial condition of market participants, including the Company.

Participants in the U.S. cannabis industry will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the participant and, thereby, on the Company’s prospective returns.

It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Company’s financings in such businesses would be materially and adversely affected notwithstanding that the Company may not be directly engaged in the sale or distribution of cannabis.

Changes to or the imposition of new government regulations, including those relating to taxes and other government levies, may affect the marketability of cannabis products. Such changes in government levies (including taxes), which are beyond the control of the participant and which cannot be predicted, could reduce the Company’s earnings and could make future financing uneconomic.

The Company and the companies it funds may become subject to litigation which could have a significant impact on the Company’s profitability.

The cannabis industry is subject to numerous legal challenges and could become subject to new, unexpected legal challenges. The Company, or one or more of the Company’s portfolio companies, may become subject to a variety of claims and lawsuits, such as U.S. federal actions against any individual or entity engaged in the cannabis industry. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against the Company. The consequences of such enforcement would be materially adverse to the Company and the Company’s business and could result in the forfeiture or seizure of all or substantially all of the Company’s assets. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

As the possession and use of cannabis is illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the funding of our portfolio companies, and as such may be subject to enforcement actions which could materially and adversely affect our business.

The possession, use, cultivation, or transfer of cannabis remains illegal under the CSA. As a result, law enforcement authorities regulating the illegal use of cannabis may seek to bring an action or actions against us, including, but not limited to, a claim of aiding and abetting another’s criminal activities. The federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). Such an action would have a material adverse impact on our business and operations.

Losing access to traditional banking and the application of anti-money laundering rules and regulations to our business could have a significant effect on our ability to conclude financings and achieve returns.

The Company is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. For background on these laws and various guidance issued by certain regulatory authorities concerning banking cannabis-related businesses, please refer to “Item 4.2 - Market Information, Trends, Commitments, Events and Uncertainties” of the Company’s Listing Application.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Company will have a material ancillary involvement in the U.S. legal cannabis industry, the Company may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Company’s business. Furthermore, the Company’s U.S. subsidiaries may be unable to open bank accounts with U.S. financial institutions, which may also make it difficult to operate the Company’s business.

Proceeds from the Company’s financings could be considered proceeds of crime which may restrict the Company’s ability to pay dividends or effect other distributions to its shareholders.

The Company’s future financings, and any proceeds thereof, may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company has historically relied entirely on access to both public and private capital in order to support its continuing operations, and the Company expects to continue to rely almost exclusively on the capital markets to finance its business in the U.S. legal cannabis industry.

Although such business carries a higher degree of risk, and despite the legal standing of cannabis businesses pursuant to U.S. federal laws, Canadian based companies involved in the U.S. legal cannabis industry have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds in the future, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due to their unwillingness to be associated with activities which violate U.S. federal laws.

The Company’s involvement in the U.S. cannabis industry may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada, which could lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S.

It has been reported in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis companies that have investments in the U.S. CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the U.S., despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Company’s Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of the Exchange.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding

(“MOU”) with Aequitas NEO Exchange Inc., the CSE, the TSE, and the TSXV. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future.

For the reasons set forth above, the Company’s future financings in the U.S. may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S. or any other jurisdiction, in addition to those described herein.

The Company’s proposed business operations will indirectly be affected by a variety of laws, regulations and guidelines which could increase compliance costs substantially or require the alteration of business plans.

The Company’s business operations will indirectly be affected by laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws are broad in scope and subject to evolving interpretations, which could require participants to incur substantial costs associated with compliance or alter certain aspects of its business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations.

As consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis evolve, the Company may face unfavourable publicity or consumer perception.

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical marijuana as opposed to legalization in general). The Company’s ability to gain and increase market acceptance of its proposed royalty business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure may have an adverse effect on the Company.

Cannabis use may increase the risk of serious adverse side effects which could subject the Company or its portfolio companies to product liability claims, regulatory action and litigation.

As a company that finances businesses in the cannabis industry, we face the risk of exposure to, or having our portfolio companies exposed to, product liability claims, regulatory action and litigation if the products or services of our portfolio companies are alleged to have caused loss or injury. Our portfolio companies may become subject to product liability claims due to allegations that their products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, may exacerbate the symptoms for individuals with bipolar disorder, may increase the risk for the development of depressive disorders, may impair learning, memory and attention capabilities, and result in other side effects. In addition, previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. There can be no assurance that our portfolio companies will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in our portfolio companies becoming subject to significant liabilities that are uninsured and also could adversely affect their commercial arrangements with third parties. Such a product liability claim or regulatory action against our portfolio companies could result in increased costs, could adversely affect the Company’s financing and reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

If our portfolio companies do not comply with applicable packaging, labeling and advertising restrictions on the sale of cannabis in the adult-use market, we could face increased costs, our reputation could be negatively affected and there could be a material adverse effect on our results of operations and financial condition.

Products distributed by our portfolio companies into the adult-use market may be required to comply with legislative requirements relating to product formats, product packaging, and marketing activities around such products, among others. As such, the portfolio of brands and products of our portfolio companies will need to be specifically adapted, and their marketing activities carefully structured, to enable them to develop their brands in an effective and compliant manner. If our portfolio companies are unable to effectively market their cannabis products and compete for market share, or if the costs relating to compliance with government legislation increase beyond what can be absorbed in the price of products, our earnings could be adversely affected which could make future financing uneconomic.

The products of our portfolio companies may become subject to product recalls, which could negatively impact our results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products of our portfolio companies are recalled due to an alleged product defect or for any other reason, such recall may disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations. In addition, a product recall involving one or multiple of our portfolio companies may require significant attention by our senior management. If the products of one of our portfolio companies were subject to recall, the image of that brand and the Company as an investor could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the products of our portfolio companies and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of our operations by the U.S. FDA, Health Canada or other regulatory agencies, requiring further senior management attention and potential legal fees and other expenses.

General Business Risks

There can be no assurance that future financings made by the Company will be profitable.

As part of the Company’s overall business strategy, the Company intends to pursue its financing policy and objectives. There are always risks associated with any business transaction, particularly one that involves a largely cash based operation, operating in a new and growing field, with conflicting federal and state laws. There is no assurance any financings will be profitable.

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its board of directors and senior management.

The Company must rely substantially upon the knowledge and expertise of its directors and officers in entering into any investment arrangements or transactions and in determining the composition of the Company’s investment portfolio. The loss of any of the Company’s directors and/or officers could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

Litigation, complaints, and enforcement actions the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of our portfolio companies. Some of these inputs may only be available from a single supplier or a limited group of suppliers.

If a sole source supplier was to go out of business, our portfolio companies might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of our portfolio companies, and consequently, the Company.

The success of the Company may depend, in part, on the ability of our portfolio companies to maintain and enhance trade secret protection over its various existing and potential proprietary techniques and processes, or trademark and branding developed by it.

Our portfolio companies may also be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of our portfolio companies. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

Insurance coverage obtained by our portfolio companies may be insufficient to cover all claims to which our portfolio companies may become subject.

The Company will require our portfolio companies to have insurance coverage for applicable risks. However, there can be no assurance that such coverage will be available or sufficient to cover claims to which our portfolio companies may become subject. Our portfolio companies may be affected by a number of operational risks and may not be adequately insured for certain risks, including: civil litigation; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our portfolio companies’ properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on our portfolio companies’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, our portfolio companies may be subject to or affected by liability or sustain loss for certain risks and hazards against which it may elect not to insure because of the cost. If insurance coverage is unavailable or insufficient to cover any such claims, our portfolio companies’ financial resources, results of operations and prospects could be adversely affected.

Maintaining a public listing is costly and will add to the Company’s legal and financial compliance costs.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

The Company may experience difficulty implementing its business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest involving the Company’s directors and officers may arise and may be resolved in a manner that is unfavourable to the Company.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

The available talent pool may not be large enough for the Company to identify and hire personnel required to develop the business, which may mean that the growth of the Company’s business will suffer.

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent in the areas of financings and cannabis may be difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company’s business may suffer.

If the requirements of the Investment Company Act of 1940 (the “1940 Act”) were imposed on the Company, such requirements would adversely affect our operations.

The Company intends to conduct its operations so that it is not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any company that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company is organized as a holding company that conducts business primarily through wholly-owned or majority-owned subsidiaries. The Company intends to conduct operations so that it complies with the 40% test. The Company will monitor our holdings to comply with this test. Failure to comply with the 40% test could require the Company to register as an investment company under the 1940 Act, which would have a material adverse effect on our operations.

There could be adverse tax consequence for our shareholders in the United States if we are deemed a passive foreign investment company.

Under United States federal income tax laws, if a company is (or for any past period was) a passive foreign investment company (which we refer to as “PFIC”), it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. Furthermore, the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. The Company believes based on current business plans and financial expectations that it may be a PFIC for the current tax year and future tax years. United States purchasers of our Common Shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our Common Shares if we are considered to be a PFIC.

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences such as the ineligibility for any preferred tax rates on capital gains, the ineligibility for actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (or QEF) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership, and disposition of our Common Shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Common Shares.

The outbreak of the Covid-19 pandemic has impacted the Company’s plans and activities.

The Company may face disruption to operations, supply chain delays, travel and trade restrictions and impact on economic activity in affected countries or regions can be expected and can be difficult to quantify. Such pandemics or diseases represent a serious threat to maintaining a skilled workforce industry and could be a major health-care challenge for the Company. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 pandemic outbreak and the resultant travel restrictions, social distancing, Government response actions, business closures and business disruptions, can all have an impact on the Company’s operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets may reduce resource prices, share prices and financial liquidity and thereby that may severely limit the financing capital available.

DIVIDENDS AND DISTRIBUTIONS

Although the board of directors of the Company is permitted to declare dividends on the Common Shares from time to time out of available funds, it is the current policy of the board of directors to reinvest any profits in the development and advancement of the Company’s business. No dividends have been declared on the Common Shares in the three most recently completed financial years.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Series I Preferred Shares with no par value and an unlimited number of Series II Preferred Shares without par value.

As of the date of this AIF, the Company has the following securities outstanding:

•151,421,886 Common Shares;

•3,181,250 Series I Preferred Shares;

•112,040,549 Series II Preferred Shares;

•595,340 Warrants exercisable at $1.00 per share with an expiry date of December 19, 2020;

•4,500,000 Special Warrants exercisable on an exercisable event with an expiry date of December 6, 2020; and

•8,225,539 Stock Options to purchase Common Shares; and

•6,426,429 Stock Options to purchase Series II Preferred Shares.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares are entitled to receive such dividends in any financial year as the Company’s board of directors may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company, subject to the priority rights of the Preferred Shareholders. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, purchase for cancellation or surrender rights. The Articles of the Company do not have any sinking or purchase fund provisions and do not have provisions permitting or restricting the issuance of additional securities and any other material restrictions. The Articles of the Company also do not have any provisions requiring a securityholder to contribute additional capital.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares without par value. Preferred Shares may be issued in one or more series and will be subject to such rights and restrictions as the Company board of directors may determine.

Series I Preferred Shares

The terms of the Series I Preferred Shares provide, among other things, that they: (i) are non-voting; (ii) are convertible into Common Shares of the Company on a one for one basis, subject to customary adjustments; (iii) are eligible to participate in dividends if and when declared on the Common Shares; (iv) have priority rights on liquidation; and (v) are subject to a restriction that no holder of the Preferred Shares may convert into a number of Common Shares that would result in such holder beneficially owning greater than 9.99% of the Company’s Common Shares.

The holders of the Preferred Shares have entered into a voluntary lock up arrangement (the “Lock-Up Agreement”) whereby they have contractually agreed not to transfer, sell, dispose of, or monetize any Common Shares received upon the conversion of its Preferred Shares or Preferred Share warrants for a period of 6, 9, and 12 months after the closing date (the “Lock-Up Period”). From 6 months and 1 day after the closing date, the holders of Preferred Shares may transfer, sell, dispose of, or monetize up to 33.33% of the Common Shares such holder owns (upon conversion of the Preferred Shares and/or Preferred Share warrants); from 9 months and 1 day after the closing date, the holder of Preferred Shares may transfer, sell, dispose of, or monetize up to 66.66% of the Common Shares such holder owns; and, from 12 months and 1 day after the closing date, the holder of Preferred Shares may freely transfer, sell, dispose of, or monetize any and all Common Shares then held.

Series II Preferred Shares

The Company is authorized to issue an unlimited number of Series II Preferred Shares. Each Series II Preferred Share shall be convertible into validly issued, fully paid and non-assessable Common Shares on the following terms and conditions:

(a) Holder’s Conversion Right. At any time or times on or after the seven month anniversary of the initial issuance date and before the two year anniversary of the initial issuance date, each holder of a Series II Preferred Share shall be entitled to convert any whole number of Series II Preferred Shares, including any Series II Preferred Shares accrued from dividends issued hereunder, into validly issued, fully paid and non-assessable Common Shares in accordance with Section (c) at the Conversion Rate (as defined below). Any Series II Preferred Shares outstanding on the two year anniversary of the initial issuance date, including any Series II Preferred Shares accrued from dividends, shall automatically convert into fully paid and non-assessable Common Shares at such time and without requiring any further action by the Holder.

(b) Conversion Rate. The number of validly issued, fully paid and non-assessable Common Shares issuable upon conversion of each Series II Preferred Share pursuant to Section (a) shall initially be set at 1:1 (the “Conversion Rate”), subject to adjustment as provided herein. No fractional Common Shares are to be issued upon the conversion of any Series II Preferred Shares. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share.

(c) Mechanics of Conversion. The conversion of each Series II Preferred Share shall be conducted in the following manner:

(i) Holder’s Conversion. To convert a Series II Preferred Share into validly issued, fully paid and non-assessable Common Shares on any Business Day after the seven month anniversary of the initial issuance date and prior to the two year anniversary of the initial issuance date (a “Conversion Date”), the Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., Vancouver time, on such date, a copy of an executed notice of conversion (the “Conversion Notice”) of the Series II Preferred Shares subject to such conversion to the Company.

(A) A Holder of Certificated Series II Preferred Shares shall, within five (5) Business Days following a Conversion Notice of any such Series II Preferred Shares as aforesaid, surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the Series II Preferred Shares so converted as aforesaid.

(B)A Holder of Uncertificated Series II Preferred Shares evidenced by a direct registration statement shall be deemed to have surrendered any such Series II Preferred Shares upon receipt by the Company of the Conversion Notice.

(C) A Holder of Uncertificated Series II Preferred Shares evidenced by a security entitlement in respect of such Series II Preferred Shares in the book entry registration system who desires to convert Series II Preferred Shares must do so by causing a Book Entry Participant to deliver to the Depository the Conversion Notice on behalf of the Holder. Forthwith upon receipt by the Depository, the Depository shall deliver to the Transfer Agent confirmation of its intention to convert Series II Preferred Shares in a manner acceptable to the Transfer Agent, including by electronic means through a book based registration system, including CDSX. By causing a Book Entry Participant to deliver a Conversion Notice to the Depository, a Holder shall be deemed to have irrevocably surrendered his or her Series II Preferred Shares so converted and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the conversion of the Series II Preferred Shares and the receipt of Common Shares in connection with the obligations arising from such conversion. Any Conversion Notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the conversion to which it relates shall be considered for all purposes not to have been converted thereby. A failure by a Book Entry Participant to convert or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of the Company or Transfer Agent to the Book Entry Participant or the Holder.

(ii) Company’s Response. On or before the fifth (5th) Business Day following the date of receipt by the Company of the original certificates representing the Series II Preferred Shares subject to the Conversion Notice (in the case of Certificated Series II Preferred Shares) or a duly completed Conversion Notice (in the case of Uncertificated Series II Preferred Shares), the Company shall issue and deliver, or cause to be issued and delivered (via reputable overnight courier, as applicable) as specified in such Conversion Notice, a certificate, direct registration statement or electronic deposit, registered in the name of such Holder or its designee, for the number of Common Shares to which such Holder shall be entitled. In the case of Certificated Series II Preferred Shares, if the number of Series II Preferred Shares represented by the Series II Preferred Share certificate(s) submitted for conversion pursuant to this Section (c) is greater than the number of Series II Preferred Shares being converted, then the Company shall issue and deliver to such Holder (or its designee) a new Series II Preferred Share certificate representing the number of Series II Preferred Shares not converted.

(iii) Record Holder. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Series II Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

(iv) Withholding Tax. The Company will be entitled to deduct and withhold from any conversion of Series II Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

(d)Voting Rights. Holders of Series II Preferred Shares shall have voting rights and are entitled to vote on a matter with holders of Common Shares (and Preferred Shares if required by law or otherwise entitled to vote with the holders of Common Shares), voting together as one class. Each Series II Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Rate is calculated. Holders of the Series II Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders), which notice shall be provided pursuant to the Company’s bylaws and applicable law.

(e)Dividends: Holders of Series II Preferred Shares shall be entitled to receive, and the Company shall pay thereon, a fixed dividend equal to 5.0% per annum, calculated monthly and payable in Series II Preferred Shares. Upon conversion of Series II Preferred Shares, the dividend shall be calculated pro rata as at the most recently completed month prior to the Conversion Date. Holders of Series II Preferred Shares shall be entitled to receive such dividends paid and distributions made to the holders of the Common Shares to the same extent as if such Holders had converted each Series II Preferred Share held by them into Common Shares and had held such Common Shares on the record date for such dividends and distributions. Payment under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares. The Company will be entitled to deduct and withhold from any dividends paid in respect of Series II Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

Constraints

The Company does not have any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

Ratings

The Company does not have any ratings for its securities from a rating organization.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the CSE under the current trading symbol RWB. The following chart sets out the high and low trading prices, and volume of shares traded, for the period August 1, 2018 to August 7, 2020 for the Company:

Month / Year	High $	Low $	Volume
August 2018	USD$11.20	USD$11.20	992,377
September 2018	USD $7.60	USD$7.60	1,374,213
October 2018	USD$4.16	USD$4.16	2,260,206
November 2018	USD$3.52	USD$3.52	1,410,386
December 2018	USD$2.40	USD$2.40	1,414,870
January 2019	USD$3.36	USD$3.36	2,495,570
February 2019(1)	USD$4.88	USD$4.88	1,247,531
March 2019	N/A	N/A	N/A
April 2019	N/A	N/A	N/A
May 2019	N/A	N/A	N/A
June 2019	N/A	N/A	N/A
July 2019	N/A	N/A	N/A
August 2019	N/A	N/A	N/A
September 2019	N/A	N/A	N/A
October 2019	N/A	N/A	N/A
November 2019	N/A	N/A	N/A
December 2019	N/A	N/A	N/A
January 2020	N/A	N/A	N/A
February 2020	N/A	N/A	N/A
March 2020	N/A	N/A	N/A
April 2020	N/A	N/A	N/A
May 2020	N/A	N/A	N/A
June 2020	CDN$1.35	CDN$0.86	19,472,219
July 2020	CDN$1.30	CDN$0.82	14,428,694
August 7, 2020	CDN$1.03	CDN$0.94	1,801,792

Notes:
(1)The Common Shares were halted on February 11, 2019 in connection with the reverse takeover with Michicann.

Prior Sales

The following securities were issued by the Company during the financial year ended July 31, 2019 and subsequent period:

Date	Number of Securities	Type of Securities	Issue / Exercise Price Per Security ($)	Aggregate Issue / Exercise Price ($)	Nature of Consideration Received
August 13, 2018	12,500	Common Shares	0.80	10,000	Warrant Exercise
August 15, 2018	12,500	Common Shares	0.80	10,000	Warrant Exercise
August 31, 2018	869,375	Common Shares	0.80	695,500	Conversion of Special Warrants
September 5, 2018	21,875	Common Shares	0.80	17,500	Warrant Exercise
September 7, 2018	12,500	Common Shares	0.80	10,000	Warrant Exercise
September 10, 2018	46,875	Common Shares	0.80	37,500	Warrant Exercise
September 12, 2018	11,250	Common Shares	0.80	9,000	Warrant Exercise
September 14, 2018	50,000	Common Shares	0.80	40,000	Warrant Exercise
September 21, 2018	625,000	Common Shares	0.80	500,000	Warrant Exercise
September 26, 2018	250,000	Common Shares	0.80	200,000	Warrant Exercise
October 4, 2018	1,250	Common Shares	0.80	1,000	Warrant Exercise
October 30, 2018	25,000	Common Shares	0.80	20,000	Warrant Exercise
October 31, 2018	62,500	Common Shares	0.80	50,000	Warrant Exercise
December 13, 2018	100,000	Common Shares	0.80	80,000	Warrant Exercise
January 30, 2019	7,500	Common Shares	0.80	6,000	Warrant Exercise
February 1, 2019	62,500	Common Shares	0.80	50,000	Warrant Exercise
February 7, 2019	12,500	Common Shares	0.80	10,000	Warrant Exercise
February 12, 2019	2,500	Common Shares	0.80	2,000	Warrant Exercise
February 15, 2019	1,818,750	Common Shares	0.80	1,455,000	Conversion of Series I Preferred Shares
March 18, 2019	18,750	Common Shares	0.80	15,000	Warrant Exercise
May 1, 2019	15,625	Common Shares	0.80	12,500	Warrant Exercise
May 27, 2019	12,500	Common Shares	0.80	10,000	Warrant Exercise
September 5, 2019	541,563	Common Shares	0.80	433,250	Warrant Exercise
September 13, 2019	12,500	Common Shares	0.80	10,000	Warrant Exercise
September 16, 2019	18,750	Common Shares	0.80	15,000	Warrant Exercise
January 20, 2020	62,500	Common Shares	0.80	50,000	Warrant Exercise
January 27, 2020	12,500	Common Shares	0.80	10,000	Warrant Exercise
January 29, 2020	100,000	Common Shares	0.80	80,000	Warrant Exercise
February 3, 2020	187,500	Common Shares	0.80	150,000	Warrant Exercise
February 4, 2020	62,500	Common Shares	0.80	50,000	Warrant Exercise
February 5, 2020	25,000	Common Shares	0.80	20,000	Warrant Exercise
February 6, 2020	915,625	Common Shares	0.80	732,500	Warrant Exercise
February 7, 2020	859,813	Common Shares	0.80	687,850	Warrant Exercise
February 24, 2020	45,000	Common Shares	0.80	36,000	Warrant Exercise
February 25, 2020	4,375	Common Shares	0.80	3,500	Warrant Exercise
February 27, 2020	1,410,000	Common Shares	0.80	1,128,000	Warrant Exercise
February 28, 2020	843,250	Common Shares	0.80	674,600	Warrant Exercise
February 28, 2020	75,625	Common Shares	0.80	60,500	Warrant Exercise
April 24, 2020	108,726,349	Common Shares	N/A	N/A	RTO with Michicann
April 24, 2020	108,726,349	Series II Preferred Shares	N/A	N/A	RTO with Michicann
April 30, 2020	429,375	Common Shares	0.80	0.80	Warrant Exercise
May 25, 2020	187,500	Common Shares	0.80	0.80	Warrant Exercise

June 8, 2020	975,000	Common Shares	0.25	0.25	Stock Option Exercise
June 8, 2020	975,000	Series II Preferred Shares	0.25	0.25	Stock Option Exercise
June 10, 2020	15,300,000	Common Shares	1.50	N/A	Acquisition of Newco
June 30, 2020	2,339,200	Common Shares	1.25	N/A	Debt Settlement
June 30, 2020	2,339,200	Series II Preferred Shares	1.25	N/A	Debt Settlement

Stock Options

Stock Option Plan

Common Shareholders of the Company approved the Amended and Restated Stock Option Plan on December 6, 2018. Under the Stock Option Plan, the Company may grant options to directors, officers, employees, and consultants, provided that the maximum number of options that are outstanding at any time shall not exceed 10% of the issued and outstanding Common Shares of the Company. Stock Options granted under the Stock Option Plan are not exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option.

A copy of the Stock Option Plan is included as Schedule “B” to this AIF.

The following table summarizes the number of Stock Options to purchase Common Shares granted by the Company during the fiscal year ended July 31, 2019 and subsequent period:

Date of Grant	Price Per Stock Option ($)	Number of Stock Options
August 15, 2018	USD$8.96	62,500
September 14, 2018	USD$3.84	6,250
December 18, 2018	USD$1.84	359,375
April 26, 2019	CDN$5.44	1,279,815
April 24, 2020	CDN$0.50	4,500,000
April 24, 2020	CDN$1.00	2,301,429
April 24, 2020	CDN$2.50	600,000
TOTAL		9,109,369

The following table summarizes the number of Stock Options to purchase Series II Preferred Shares granted by the Company during the fiscal year ended July 31, 2019 and subsequent period:

Date of Grant	Price Per Stock Option ($)	Number of Stock Options
April 24, 2020	CDN$0.50	4,500,000
April 24, 2020	CDN$1.00	2,301,429
April 24, 2020	CDN$2.50	600,000
TOTAL		7,401,429

Warrants

The following table summarizes the number of Warrants granted by the Company during the fiscal year ended July 31, 2019 and subsequent period:

Date of Grant	Price Per Warrant ($)	Number of Warrants
December 19, 2018	CDN$1.00	595,340
TOTAL		595,340

Special Warrants

The following table summarizes the number of Special Warrants granted by the Company during the fiscal year ended July 31, 2019 and subsequent period:

Date of Grant	Price Per Special Warrant ($)	Number of Special Warrants
June 10, 2020	Nil(1)	4,500,000
TOTAL		4,500,000

Notes:
(1)Exercisable into 4,500,000 Common Shares if the VWAP of the Common Shares on the CSE for the first 180 days following the date of grant is below CDN$1.50.

Debentures

No debentures were issued by the Company during the fiscal year ended July 31, 2019.

ESCROWED SECURITIES AND SECURITIES SUBJECT

TO CONTRACTUAL RESTRICTION ON TRANSFER

As at the date of this AIF, the Company has 36,844,823 Common Shares, 3,200,000 Stock Options and 108,726,349 Series II Preferred Shares in escrow or subject to a contractual restriction on transfer subject to various transfer restrictions.

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer(1)	Percentage of class
Common Shares	36,844,823	24.33%
Stock Options	3,200,000	38.90%
Series II Preferred Shares	17,133,600	15.29%

Note:

(1)The escrow shares are managed by the Company’s transfer agent, National Securities Administrators Ltd.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth for each of the directors and officers of the Company, their name, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Company; their independence; their memberships with the applicable committees of the Company as of the date of this AIF.

Name of Director / Officer	Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (1)	Number of Stock Options Held (1)
Brad Rogers
Ontario, Canada Chief Executive Officer and Director Since April 24, 2020	2,400,000	1,000,000

Principal Occupation for the past five years: Mr. Rogers was the former President and Chief Operating Officer of CannTrust Holdings (CSE: TRST) from April 2015 until November 2018. Mr. Rogers was also a co-founder and Chief Operating Officer of Mettrum Ltd. (now owned by Canopy Growth Corp. TSX: WEED) from January 2013 until December 2015. He led Mettrum Ltd. from pre-licensing to public listing, including the licencing of three facilities and multiple rounds of financing. From 1996 to 2012, Mr. Rogers was the VP Product for Mood Media. He has an MBA from the Ivey School of Business.

Theo van der Linde
British Columbia, Canada Chief Financial Officer and Director Since July 2017	Nil	46,875

Principal Occupation for the past five years: Mr. van der Linde is a Chartered Accountant with 20 years’ extensive finance, administration and public accounting experience in diverse industries including mining, oil & gas, financial services, manufacturing and retail. During the last nine years of his career Mr. van der Linde has been focused on the mining industry working with junior exploration and producing mining Companies at various stages of growth and in several jurisdictions including South Africa, West-Africa, Peru, Sri-lanka and the United States. Mr. van der Linde currently acts a mining consultant as the President of Executive Management Solutions Ltd.

Brendan Purdy
Ontario, Canada Director and Audit Committee Chairman Since July 2017	Nil	Nil

Principal Occupation for the past five years: Corporate Secretary and director of Global Blockchain Technologies Corp.; CEO and President of Element 79 Capital Inc.; former CEO and director of Enforcer Gold Corp.; director of each of Supreme Metals Corp. and ZTest Electronics Inc.; former director, CEO and Chairman of High Hampton Holdings Corp. (CSE:HC) from November 2016 to December 2017; CEO and director of Seaway Energy Services from April, 2016 to October 2016; a director of Greenock Resources Inc. from October 2015 to February, 2016.

Michael Marchese
Ontario, Canada Director Since April 24, 2020	3,080,000	Nil
	Principal Occupation for the past five years: MichiCann Medical Inc. President, co-founder and director. Co-founded Aleafia Health Inc. and directed its branding. (TSX: ALEF: OTC: ALEAF, FRA: ARAH).
Bill Dawson
Ontario, Canada Director and Member of Audit Committee Since April 24, 2020	148,000	Nil

Principal Occupation for the past five years: CFO of SBG – Skill Based Games Inc. since 2014; President and CEO of Play Games for Fun Limited Since 2013; CFO of Oakshire Holdings Limited from 2011 to 2018; CFO of Pong Game Studios Corporation from 2011 to 2018; CFO of Caliburger Canada Incorporated from 2015 to 2017; CFO of Blow Canada Inc. from 2014 to 2017.

Notes:

(1)The number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the above directors and officers is based on information furnished by the directors and officers themselves and from the insider reports available at www.sedi.ca.

As of the date hereof, the directors and senior officers of RWB as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 5,628,000 of the issued and outstanding Common Shares, representing approximately 3.71% of the total votes attaching to all of the outstanding voting securities of RWB on a non-diluted basis (or 6,674,875 Common Shares representing 4.41% of the total outstanding voting securities of RWB on a partially diluted basis, assuming exercise of the Stock Options held by the directors and senior officers).

Board Committees

The board of directors has two standing committee which are the Audit Committee and the Compensation Committee.

The Audit Committee’s Charter

The Audit Committee has a charter. A copy of the Audit Committee charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The current members of the Audit Committee are Brendan Purdy (Chair), Bill Dawson and Brad Rogers. All members of the Audit Committee are considered to be financially literate. Mr. Purdy and Mr. Dawson are not executive officers of the Company and, therefore, are independent members of the Audit Committee. Brad Rogers is an executive officer of the Company and is not considered to be an independent member of the Audit Committee. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

The following describes the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member:

Brendan Purdy – Mr. Purdy is a practicing securities lawyer, with experience in public companies, and the capital markets. Mr. Purdy received his J.D. from the University of Ottawa, received a Bachelor of Management and Organizational Studies degree from the University of Western Ontario. Mr. Purdy has significant cannabis industry experience, in both his private practice and in his capacity as management and director of public cannabis issuers. Mr. Purdy most recently acted as director, CEO, and Chairman of High Hampton Holdings Corp. (CSE: HC), a CSE-listed cannabis investment company focused on acquisitions of cannabis distribution companies, branding opportunities, and state licensed producers in California, USA. Mr. Purdy was involved in identifying and facilitating the acquisition of CoachellaGro Corp., a California-based corporation holding 10.8 acres of land within the designated cannabis cultivation zone in Coachella, California.

Bill Dawson – Mr. Dawson is Chartered Professional Accountant and Chartered Accountant with more than 40 years of experience in the field. Mr. Dawson has served as the CFO of SBG – Skill Based Games Inc. since 2014 and the President and CEO of Play Games for Fun Limited Since 2013. Mr. Dawson previously served as CFO of Oakshire Holdings Limited from 2011 to 2018, Pong Game Studios Corporation from 2011 to 2018, Caliburger

Canada Incorporated from 2015 to 2017 and Blow Canada Inc. from 2014 to 2017. Mr. Dawson holds a BA in economics and finance as well as an MBA from York University.

Brad Rogers – Mr. Rogers acted as Michicann’s CEO prior to the closing of the reverse takeover with the Company and previously served as President of Canntrust, one of Canada’s leading licensed cannabis producers. Under Brad’s direction, Canntrust created the Canadian cannabis market’s Gold Standard by producing quality, pharmaceutically standardized product across flower and extract. A recognized expert in cannabis production and a creative brand-building marketer, Mr. Rogers was instrumental in leading CannTrust into early proﬁtability. He was the driving force behind its capital raises and IPO that peaked at a $1.5 billion market cap.

Utilizing industry-leading scientiﬁc expertise and a disciplined “data driven” approach, Mr. Rogers managed CannTrust’s growth from 20 employees to more than 500 before his departure. Directed the creation of four adult consumer cannabis brands – Liiv; SYNR.G, Xscape and Peak Leaf across National Distribution. To meet the needs of both the medical and recreational markets, he also supervised the opening of the ﬁrst two phases of CannTrusts’s Perpetual Harvest Facility in Niagara which is expected to reach an annual output exceeding 100,000 kilograms. Mr. Rogers also worked on developing such innovative product extensions as beverages, vape pens, and edibles.

In addition, Mr. Rogers was part of the team that built one of the first ever commercially scaled cannabis production facilities in the world (for medicinal cannabis use) in 2014. That company (Metrum) was successfully sold in 2016 to Canopy Growth (NYSE:WEED) for over $450 million.

He holds an MBA from the Richard Ivey School of Business, proudly supports Toronto’s Centre for Addiction and Mental Health, the Trillium Gift of Life Network, and Inner City EQAO Mentoring.

Each member of the Company’s Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company’s auditors, Manning Elliott LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Manning Elliott LLP to the Company to ensure auditor independence. The following table outlines the fees incurred by Manning Elliott LLP, who were appointed auditors of the Company on September 27, 2011 for audit and non-audit services in the last two financial years:

Nature of Services	Fees paid to Auditor in YE July 31, 2019	Fees paid to Auditor in YE July 31, 2018
Audit Fees	$60,375.00	$22,000.00
Audit-Related Fees	$ 525.00	$Nil
Tax Fees	$ 5,801.25	$2,250.00
All other Fees	$ 3,517.50	$12,500.00
TOTAL	$70,218.75	$36,750.00

Notes:

(1)“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)“All Other Fees” include all other non-audit services.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, except for:

Brendan Purdy was an independent director of Boomerang Oil, Inc. (“Boomerang”) when cease trade orders were issued by the British Columbia Securities Commission and Alberta Securities Commission in 2015 due to Boomerang failing to file its annual audited financial statements for the fiscal year ended September 30, 2014, and its MD&A relating thereto, as required under Part 5 of National Instrument 51-102. Boomerang continues to be subject to the cease trade orders.

For the purposes of subsection (a), “order” means: (i) a cease trade order, (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(b)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(c)has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. All related party transactions during each reporting period are detailed in the Company’s Management Discussion & Analysis for the fiscal year ended July 31, 2019.

PROMOTERS

The Company does not have a promotor.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

As of the date of this AIF, there are no legal proceedings material, and no contemplated legal proceedings known to be material, to the Company or its subsidiaries, to which the Company or its subsidiaries is a party or of which any of the Company or its subsidiaries property is the subject matter.

Regulatory Actions

As of the date of this AIF, the Company has not:

(a)had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year;

(b)has any penalties or sanctions imposed against it by a court of regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)entered into any settlement agreement with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, in the three most recently completed financial years or the current financial year, no director, officer, insider or associate or affiliate of any director, officer or insider of the Company had or is expected to have any material interest, direct or indirect in any transactions with the Company that materially affected or would materially affect the Company. All related party transactions are detailed in the Company’s management's discussion & analysis for the fiscal year ended July 31, 2019.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is National Securities Administrators Ltd. located at 777 Hornby Street, Suite 760, Vancouver, British Columbia V6Z 1S4.

MATERIAL CONTRACTS

Except for contracts entered into by the Company in the ordinary course of business, the Company does not currently have any material contracts in place with the exception of:

1.The Business Combination Agreement.

2.The Debenture Purchase Agreement.

3.The PharmaCo Debenture.

4.The PharmaCo Put/Call Stock Option Agreement.

5.The Michicann Debenture.

6.The Bridging Amended Credit Agreement.

7.The MAG Merger Agreement.

8.The MAG Real Estate Purchase Agreement.

9.The Platinum LOI.

INTERESTS OF EXPERTS

Manning Elliott LLP of Suite 1700 - 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, has performed the audit in respect of the annual financial statements of the Company for the financial year ended July 31, 2019. Manning Elliott LLP is independent of the Company in accordance with the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Financial information about the Company is contained in its comparative financial statements and MD&A for the fiscal years ended July 31, 2019 and 2018, and additional information relating to the Company is available on SEDAR, under the Company’s profile, at www.sedar.com.

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Statement of Executive Compensation filed on SEDAR for the fiscal year ended July 31, 2019, and in the Management Information Circular dated August 5, 2020.

SCHEDULE "A"

Audit Committee Charter

Schedule “B”

Stock Option Plan